Exhibit 1

    RENEWAL ANNUAL INFORMATION FORM

MARCH 29, 2007

THE DESCARTES SYSTEMS GROUP INC.

Corporate Headquarters

120 Randall Drive

Waterloo, Ontario N2V 1C6

Canada

Phone: (519) 746-8110

(800) 419-8495

Fax: (519) 747-0082

info@descartes.com

www.descartes.com

TABLE OF CONTENTS

ITEM 1 – GENERAL	2

ITEM 2 – CORPORATE STRUCTURE	3
2.1 The Company	3
2.2 Intercorporate Relationships	3

ITEM 3 – GENERAL DEVELOPMENT OF THE BUSINESS	3
3.1 Profile	3
3.2 History and General Development	4
3.3 Trends	8

ITEM 4 – NARRATIVE DESCRIPTION OF THE BUSINESS	9
4.1 Company Overview	9
4.2 Principal Products and Services	9
4.3 Revenue Sources	15
4.4 Customer Base	15
4.5 Sales and Marketing	15
4.6 Research and Development	16
4.7 Competition	17
4.8 Intellectual Property and Other Proprietary Rights	17
4.9 Contracts	18
4.10 Employees	19
4.11 Risks Associated with Foreign Sales and Exchange Rate Fluctuations	19
4.12 Risks Associated with Cyclical or Seasonal Aspects of the Business	19
4.13 Reorganizations	19
4.14 Material Contracts	20
4.15 Code of Business Conduct and Ethics	20

ITEM 5 – RISK FACTORS	20

ITEM 6 – MARKET FOR SECURITIES AND RELATED SECURITYHOLDER MATTERS	20
6.1 Common Shares	20
6.2 Transfer Agent and Registrar	21
6.3 Dividend Policy	21
6.4 Market for Common Shares	21
6.5 Shareholder Rights Plan	21

ITEM 7 – DIRECTORS AND EXECUTIVE OFFICERS	22
7.1 Summary Information	22
7.2 Committees of the Board of Directors	24
7.3 Certain Relationships and Related Transactions	26

ITEM 8 – EXTERNAL AUDITOR	26

ITEM 9 – LEGAL PROCEEDINGS	26

ITEM 10 – ADDITIONAL INFORMATION	27

APPENDIX A – Charter for the Audit Committee of the Board of Directors	28

APPENDIX B – Pre-Approval Policy and Procedure for Engagements of the Independent Auditor	35

ITEM 1	GENERAL

Information contained herein is provided as at January 31, 2007 and is in United States (“US”) dollars, unless otherwise indicated.

Our Renewal Annual Information Form (“AIF”) contains references to The Descartes Systems Group Inc. using the words “Descartes,” “Company,” “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

The AIF also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2007, is referred to as the “current fiscal year,” “fiscal 2007,” “2007” or using similar words. Our previous fiscal year, which ended on January 31, 2006, is referred to as the “previous fiscal year,” “fiscal 2006,” “2006” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2004 refers to the annual period ended January 31, 2004 and the “fourth quarter of 2004” refers to the quarter ended January 31, 2004.

This AIF is prepared as of March 29, 2007. You should read the AIF in conjunction with our audited consolidated financial statements for 2007 and the management’s discussion and analysis thereon (“MD&A”). We prepare and file our consolidated financial statements and MD&A in US dollars and in accordance with US generally accepted accounting principles (“GAAP”).

We have prepared the AIF with reference to Form 51-102F2, which sets out the AIF disclosure requirements and which was established under National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our MD&A, is available on our website at www.descartes.com, through the EDGAR website at www.sec.gov or through the SEDAR website at www.sedar.com.

Certain statements made in this AIF, including, but not limited to, statements relating to business trends; the basis for any future growth and for our financial performance; research and development and related expenditures; product and solution developments, enhancements and releases and the timing thereof; our building and development of our network infrastructure; competition and changes in the competitive landscape; our management and protection of intellectual property and other proprietary rights; employees and new hires; foreign sales and exchange rate fluctuations; cyclical or seasonal aspects of our business; releases of escrowed common shares; our dividend policy; capital expenditures; our continued use of Blake Cassels & Graydon LLP; and potential legal proceedings and our liability under current legal proceedings, constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should,” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, our history of losses; cancellation of key customer contracts; making and integrating acquisitions and acceleration of expense of deferred contingent acquisition consideration and/or unearned deferred compensation; greater than anticipated tax liabilities or expenses; difficulty growing our regulatory compliance business; the cyclical and seasonal nature of our business; disruptions in the movement of freight; increases in fuel prices; downward pricing pressure; our ability to attract and retain key personnel; the sufficiency and availability of capital; foreign currency rates; significant non-cash charges; our failure to meet investment community expectations; volatility of our stock price; risks of international operations; failure of our products to achieve market acceptance or to compete; system or network failures or breaches; our failure to protect our intellectual property or our infringement of third party intellectual property; litigation; and the factors discussed under the heading “Certain

Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statement is based.

ITEM 2	CORPORATE STRUCTURE

2.1	The Company

The Descartes Systems Group Inc. was continued under the Canada Business Corporations Act on July 5, 2006. On July 31, 2006, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between The Descartes Systems Group Inc. and ViaSafe Inc. (“ViaSafe”). Our head office and registered office is located at 120 Randall Drive, Waterloo, Ontario N2V 1C6 and our general corporate phone number is (519) 746-8110.

2.2	Intercorporate Relationships

We beneficially own, control or direct 100% of all voting, share or membership interests in our material subsidiaries. Our material subsidiaries, determined as at January 31, 2007, are as follows:

•	Descartes Systems (USA) LLC, a Delaware subsidiary;

•	Descartes U.S. Holdings, Inc., a Delaware subsidiary;

•	Flagship Customs Services, Inc, a Maryland subsidiary; and

•	Descartes Systems Group AB, a Swedish subsidiary.

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Profile

We are a global provider of on-demand, software-as-a-service (SaaS) logistics technology solutions that help our customers make and receive deliveries. Using our technology solutions, companies reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, connect people to their trading partners and enable business document exchange, regulatory and customs filing and compliance, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization. Our pricing model provides our customers with flexibility in purchasing our solutions on either a license or an on-demand basis. Our primary focus is on distribution-sensitive companies where delivery is either a key or a defining part of their own product or service offering, or provides opportunities to them for cost efficiencies.

The Market

Supply chain management has been evolving over the past several years as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile resource management applications (MRM) with end-to-end supply chain execution management (SCEM) applications, such as transportation management, routing and scheduling, and inventory visibility.

As the market continues to change, we have been evolving to meet our customers’ needs. More and more information is becoming available relating to the movement of goods through the supply chain and, with the proliferation of wireless technologies, that information is becoming available in real-time. We are helping our customers take advantage of this trend by offering technology solutions that leverage this new information and the mechanisms by which it is delivered. Our December acquisition of certain assets of Cube Route Inc. (“Cube

Route”) broadened our ability to collect and process this real-time information to help our customers make delivery decisions in an on-demand model.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies who move freight by air, ocean and truck to automate their processes to remain compliant and competitive. Our 2007 acquisitions of ViaSafe and Flagship Customs Services, Inc. (“FCS”) have broadened the range of regulatory and compliance services we deliver through our Global Logistics Network™. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers to expedite cross-border shipments.

Solutions

Our solutions are offered to two identified customer groups: transportation providers and logistics service providers (LSPs) who are served by our Global Logistics Network; and manufacturers, retailers and distributors (MRD), who are served by our Delivery Management™ solutions. Our solutions enable our customers to purchase and use either one module at a time or combine several modules as a part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Our Global Logistics Network helps transportation companies and LSPs better manage their book-to-bill process, optimize fleet performance, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. The Global Logistics Network is one of the world’s largest multimodal electronic networks focused on transportation providers, their trading partners and regulatory agencies.

Our Delivery Management solutions help MRD enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients. Our Delivery Management solutions are differentiated by their ability to combine planning, execution, messaging services and performance management into an integrated solution.

3.2	History and General Development

Our origins are in providing logistics-focused software designed to optimally plan and manage routes for direct delivery and retail customers with private fleets. Over the past several years, supply chain management has been changing, as companies across industry verticals are increasingly seeking real-time control of their supply chain activities. We have moved to a network-based business model and technology which we refer to as the Global Logistics Network™ to assist our customers in gathering and exchanging source data for logistics. We have also designed applications that enable shippers, transportation companies and logistics intermediaries to use that information to make better business decisions and deliver better service to their own customers.

We offer our Delivery Management suite of solutions to retailers, discrete manufacturers, distributors and transportation companies and this suite of solutions goes beyond traditional applications that only address one particular point of a logistics problem. We provide an end-to-end suite capable of combining business document exchange and mobile and wireless applications with supply chain execution applications, such as transportation management, routing & scheduling and inventory visibility.

Our solutions are offered as suites to target industries. Modular in approach, the industry-focused suites enable our customers to purchase and use one module at a time or combine several modules as part of their end-to-end, real-time supply chain solution. This gives customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

To develop and support an end-to-end suite of delivery management solutions, we developed the Logistics Network Operating System™ (LNOS™) built on Microsoft .NET standards. LNOS is the foundation or architecture upon which our newer product suites operate, enabling us to offer end-to-end solutions to our existing and potential clients. As a result of the LNOS component-based architecture, we can offer many of our applications to customers either hosted by us or hosted by the customer behind its own firewall. Our flexible pricing model offers customers the opportunity to either purchase solutions on a subscription basis or license solutions for their own installation.

We offer our Global Logistics Network solutions to transportation providers and logistics services providers (“LSPs”). These solutions enable the exchange of logistics messages between trading partners across a spectrum of technical sophistication: from paper documents to electronic document interchange (“EDI”) documents. We have designed applications deployed over the Global Logistics Network to enable these customers to also make additional use of, and derive additional context from, the logistics messages they exchange. With our acquisition of ViaSafe in April 2006 and FCS in June 2006, we also are able to help our customers make necessary regulatory and compliance filings that help our customers efficiently ship goods across international borders.

Significant product and business developments over the last three fiscal years have been as follows:

2007 up to March 29, 2007

In February 2006, industry-leading business development executive Gregory Cronin joined our management team as Executive Vice President, Business Development & Corporate Strategy. In March 2006, global logistics industry veteran David Beatson joined our board of directors while in February John Albright resigned from our board of directors.

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from the sale of 3,600,000 common shares at a price of CAD$4.15 per share. The co-lead underwriters for the offering were GMP Securities L.P. and TD Securities Inc. The underwriters exercised an over-allotment option on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to us were approximately $13.6 million. We used the net proceeds of the offering for general corporate purposes, funding a portion of the purchase prices of ViaSafe and FCS, and for working capital.

On April 7, 2006, we acquired Ottawa-based ViaSafe, a privately-held provider of software-as-a-service (SaaS) to help carriers, customs brokers and LSPs across all modes of transportation negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. We paid $7.3 million in cash; issued 307,799 common shares valued at approximately $1.1 million for accounting purposes; and incurred approximately $0.5 million in costs directly attributable to the acquisition. We also assumed ViaSafe’s employee stock option plan pursuant to which outstanding unvested options converted to options to purchase 140,000 Descartes common shares.

On June 30, 2006,we acquired Maryland-based Flagship Customs Services, Inc., an on-demand provider of software-as-a-service (SaaS) to help shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities, such as US Customs and Border Protection and the Canadian Border Services Agency. FCS also operates the US Census Bureau's AESDirect service for electronic filing of export information. To acquire FCS, we paid $25.3 million in cash; issued approximately 1.1 million common shares valued at $4.4 million for accounting purposes; and

incurred approximately $0.5 million in costs directly attributable to the acquisition. On September 13, 2006, we filed a Form 52-102F4 Business Acquisition Report on www.sedar.com in respect of this acquisition.

In September 2006, Gregory Cronin, former EVP, Business Development and Corporate Strategy, was appointed EVP, Sales and Marketing. Chris Jones, former EVP, Solutions and Markets, was appointed EVP, Solutions and Services. We announced that Mark Weisberger, former EVP, Field Operations, had left Descartes to pursue other opportunities.

On December 6, 2006 we acquired certain assets of privately-held Cube Route, which provided on-demand logistics management solutions that included planning, routing, sequencing and optimizing of delivery routes, real-time driver and vehicle tracking, and delivery route analysis. We acquired specified accounts receivable, prepaid accounts, customer contracts and prospects, capital assets, trade and service names, technology and other intellectual property. We paid approximately $1.6 million in cash, assumed certain liabilities and incurred $0.4 million in transactional expenses.

On March 6, 2007, we announced that we had acquired certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., both based in Long Beach, California. Ocean Tariff Bureau provided tariff filing and publishing services to ocean intermediaries involved in the shipping of cargo into or out of US waters. Blue Pacific helped these same types of companies secure surety bonds required by applicable US law to ship cargo into or out of US waters. We paid $1.0 million cash at closing with up to an additional $0.85 million in cash payable over the next 2.5 years dependent on the financial performance of the acquired assets.

In March 2007, we also announced that Stephanie Ratza, CA, would become our Chief Financial Officer effective April 2, 2007. We also announced that Brandon Nussey, our Chief Financial Officer since March 2004, would be leaving to become CFO of a private technology company.

We also made several customer-related announcements since February 1, 2006:

•	Singer Equipment achieving significant savings and improved customer service with our MobileLink™ wireless solution;

•	Williams & Associates and Panalpina choosing our Global Logistics Network as a preferred provider of messaging services;

•	Canon Europe completing its pilot project and deploying our Visibility & Event Management solution for its European operations;

•

Wolseley (Group Services) Limited, a subsidiary of Wolseley plc, had selected our transportation and delivery management solution for its UK operations after a comprehensive pilot period. Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe;

•

We won the International Business Awards (“Stevies”) “Best Business Turnaround” award for 2006 for our work with customers. Hailed as “the business world’s own Oscars” by the New York Post (April 27, 2005), the Stevies recognize outstanding performances in the workplace worldwide. We also received an honorary Stevie award from Canadian Business magazine for the best of the Canadian entries submitted;

•	Electrical and mechanical motion control products manufacturer Regal Beloit had selected our transportation management solution to help support its global supply chain initiatives;

•	We were named a top provider of transportation management solutions to customers by ARC Advisory Group;

•

We announced successes with customers on our Global Logistics Network, specifically for logistics compliance, with the signing of Concord Trucking, TNT Freight Management and three of the top four North American for-hire truck carriers;

•	CVS/Pharmacy, Samsung, Bad Boy Furniture, and Grocery Gateway were among the retail brands that selected our Delivery Management and Global Logistics Network solutions;

•	Dayton Superior selected our hosted transportation management solution to help support its North American supply chain initiative; and

•

We opened an office in Shanghai, China to help serve our mainland China customers and completed transactions with several Coca-Cola bottlers in mainland China and the IDS Group, an integrated-distribution and logistics services provider and a member of the Li and Fung Group.

2006

In 2006, our focus was on operating and growing profitably. Our financial performance in 2006 included four consecutive quarters of profit, resulting in annual net income of $3.0 million. In addition, we reported four consecutive quarters of increases in revenues, net cash and gross margin in 2006.

Selected events and announcements in 2006 include:

•	Paid $27.7 million to satisfy all principal amount and interest due under our convertible debentures on maturity;

•	Announced various customer relationships, including:

o	Exel for ocean contract management;

o	Hanjin for ocean contract management;

o	Kuehne & Nagel for global air messaging;

o	Samsung Electronics Logitech for a Delivery Management solution;

o	Tomra Recycling for a Delivery Management solution;

o	Meridian IQ for ocean services on our Global Logistics Network;

o	Air Canada for air cargo messaging;

o	Precision Software for multimodal messaging on the Global Logistics Network;

o	Schenker implementing our Local Haulage™ service to help manage pick-up and delivery agents;

o	Cargo Express using our Multimodal Track & Trace™ solution;

o	a group of world-leading freight-forwarders engaging us to connect them to local carriers and agents to the Global Logistics Network to help monitor the first and last mile of delivery;

o	Ideal Supply, a Canadian auto parts and electrical products distributor, for our Delivery Management suite;

o	Singer Equipment achieving significant savings and improved customer service with our MobileLink™ wireless solution;

o	Williams & Associates choosing our Global Logistics Network as a preferred provider of messaging services;

o	Panalpina choosing our Global Logistics Network as a preferred provider of messaging services;

o	Canon Europe completing its pilot and signing a longer-term subscription to deploy our Visibility & Event Management solution for its European operations;

o	SEKO Worldwide, a freight forwarder, signing up to use our Local Haulage solution to integrate its pick-up and delivery operations;

o

Grupo Leche Pascual, Spain's leading manufacturer and distributor of dairy, cereal, and beverage products, selecting our Transportation Manager™ solution to manage its network of contract truck carriers and private delivery fleet; and

o	Country Home Product/DR Power Equipment, a Vermont-based manufacturer of consumer lawn equipment, signing up for our Transportation Manager to manage its contract carriers.

•

Announced various product enhancements and launches, including our new ocean rate management product, Descartes Rate Builder™; new Delivery Management solutions Descartes Reporting Services™, Descartes Key Performance Indicators™ and an automatic vehicle locator application (Descartes AVL™); new services and enhancements on the Global Logistics Network, including Descartes Local Haulage and Descartes Multimodal Track & Trace™

2005

In the early part of fiscal 2005, we were presented with a number of business challenges. In May 2004, we announced that (i) we were undertaking a review of our 2004 financial statements which were previously released in unaudited form, (ii) we had terminated the employment of our then-CEO, Mr. Manuel Pietra, and (iii) our first quarter revenues would be materially below previously announced expectations. Following these announcements, we were named as a defendant in securities class action lawsuits initiated in the US.

To meet these challenges, we appointed an interim Office of the CEO that included our then-EVP Strategic Development, Arthur Mesher, and our CFO, Brandon Nussey, who had been appointed to that position in March 2004. We completed the audit of our 2004 financial statements, and determined to make certain adjustments to the previously announced unaudited financial statements, including reducing revenues by $1.9 million; increasing the loss per share by $0.16; decreasing total assets by approximately $6.6 million; and decreasing total liabilities by $0.2 million. We undertook significant expense reduction initiatives designed to produce recurring quarterly expense savings, which initiatives included reducing our workforce by approximately 45%, closing numerous global offices (particularly in the Asia Pacific geographic region) and exiting various operating contracts.

By the latter half of 2005, we had made significant advances in meeting these challenges. We settled all securities class action lawsuits for $1.5 million (with a contribution of $1.1 million from our insurers and the balance being contributed by us). We appointed Arthur Mesher as our CEO. We completed the expense reduction initiative and reduced our quarterly expenses in the fourth quarter of 2005 to $12.0 million from $33.8 million in the second quarter when the initiatives were commenced. By the fourth quarter of 2005, we had significantly improved our operating performance from earlier in the year, which resulted in our cash position increasing by $2.4 million from the end of the third quarter and in our GAAP loss being further reduced.

In addition to these challenges and changes, we had the following business and product developments in 2005:

•	Launched an industry-focused program to enable companies to measure the costs and benefits of radio frequency identification (RFID) across a company’s supply chain;

•

Our board of directors adopted a shareholder rights plan to ensure the fair treatment of shareholders in connection with any take-over offer and to provide the board and shareholders with additional time to fully consider any unsolicited take-over bid;

•	Consolidated our operations in Waterloo, Ontario and Atlanta, Georgia and closed various regional offices in the US, Brazil, France, Germany, the Netherlands, Hong Kong and China;

•	Signed a three-year global messaging gateway deal with British Airways World Cargo, one of the largest air cargo carriers;

•	Announced that Autozone, CVS/Pharmacy, Ashley Furniture Industries and Peapod, all market-leaders in their respective fields, were expanding their implementations of our solutions; and

•	Announced that Ferrellgas, a leading US propane distributor, was successfully deploying our real-time Routing & Scheduling solution.

3.3	Trends

Rapid technological change and frequent new product introductions and enhancements characterize the software and network services industries – particularly for logistics management technology companies. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings. Accordingly, we expect that our future success will be dependent upon our ability to enhance current products or develop and introduce new products offering enhanced performance and functionality at competitive prices. In particular, customers are looking for end-to-end solutions that combine business document exchange and wireless mobile resource management applications (MRM) with end-to-end supply chain execution management (SCEM) applications, such as transportation management, routing & scheduling and inventory visibility. Additionally, the continued growth in global trade creates a need to comply with new and stricter security and customs regulations which sometimes mandate electronic logistics messaging. There is also growing acceptance of subscription pricing and software-as-a-service (SaaS) business models that create more affordable options for small and medium-size enterprises.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events that impact shipping in particular geographies (such as Hurricane Katrina in the US); and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, our business reflects the general cyclical and seasonal nature of shipment volumes with our fourth quarter historically being the strongest quarter for shipment volumes and our first quarter historically being the weakest quarter for shipment volumes. In the fourth quarter of 2007, we saw some deterioration in global shipping volumes on our Global Logistics Network.

ITEM 4	NARRATIVE DESCRIPTION OF THE BUSINESS

4.1	Company Overview

We are a global provider of on-demand, software-as-a-service (SaaS) logistics technology solutions that help our customers make and receive deliveries. Using our technology solutions, companies reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, connect people to their trading partners and enable business document exchange, regulatory and customs filing and compliance, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization. Our pricing model provides our customers with flexibility in purchasing our solutions on either a license or an on-demand basis. Our primary focus is on distribution-sensitive companies where delivery is either a key or a defining part of their own product or service offering, or provides opportunities to them for cost efficiencies.

4.2	Principal Products & Services

In 2007, we enhanced our currents solutions and through acquisition added additional applications to support our common set of solutions for our two identified customer groups: (a) manufacturers, retailers and distributors (“MRD”), served by our Delivery Management suite; and (b) transportation providers and LSPs served by our Global Logistics Network.

a)	Descartes Delivery Management Suite

The Descartes Delivery Management suite integrates design, planning, execution, performance management and messaging solutions that help our MRD customers and their LSPs to optimize inbound and outbound delivery performance. The suite helps address business challenges including (i) strategic planning; (ii) warehouse optimization; (iii) daily planning; (iv) reservations; (v) transportation management; (vi) supply chain visibility; (vii) mobile solutions; (viii) reporting and measuring; and (ix) on-demand logistics.

(i)	Strategic Planning: Descartes Sales & Territory Planner™

For strategic delivery planning, Descartes Sales & Territory Planner performs complex service scheduling that simultaneously considers daily, weekly and multi-week deliveries, as well as holidays and other non-working days. It also evaluates geographic distribution and sales potential for each customer to help establish optimal territories and routes. Factors considered include minimizing travel time and related costs, and balancing opportunities across members of the sales team. Additional parameters such as stops, miles and sales volume can also be used to help determine routes and route schedules for sales, delivery or both.

(ii)	Warehouse Optimization: Descartes DC Optimizer™

Descartes DC Optimizer includes a powerful warehouse organization simulation tool that helps explore “what- if” scenarios of warehouse layouts and slotting decisions before committing to big changes and the costs associated with them.

(iii)	Daily Planning: Descartes Route Planner™ and Descartes Route Planner RS™

As each new order is placed, our Daily Planning solutions re-optimize in real-time, allocating resources to help maximize operating efficiencies; deliver priority service to the most profitable accounts and routes; and maintain overall customer service objectives. Our Daily Planning solutions are designed to integrate with existing order management or transportation planning systems, and can help companies reduce costs as a result of shorter routes, reduced fuel consumption and enhanced fleet utilization.

(iv)	Reservations: Descartes Reservations™

Descartes Reservations facilitates on-line scheduling of deliveries or service — either for self-service or as a decision support tool for customer service agents. It helps companies to effectively tailor service to the demands of key customers while helping to achieve internal profitability goals. Descartes Reservations also confirms that requests can be met and locks in the appointment, making Descartes Reservations an effective capable-to-promise tool.

(v)	Transportation Management: Descartes Transportation Manager™

Descartes Transportation Manager helps logistics managers, shippers and third parties simultaneously evaluate shipment alternatives to find efficient shipping methods. It optimizes transportation purchases for both operational effectiveness and cost efficiency, and helps answer tough questions such as: "How can I effectively use all of my carrier contracts?"; "Who is the most suitable carrier in this mode to handle my shipment?"; “What shipments can I combine to lower my costs?"; and, "What combination methods should I use — aggregation, multi-stop routes or pooling?”

(vi)	Supply Chain Visibility: Descartes Visibility & Event Management™ and Descartes Turnaround Documents™

Descartes Supply Chain Visibility solutions help improve logistics efficiency by enabling companies to foresee order failures before they happen. Companies can achieve line-item level visibility across multiple modes of transportation by connecting to trading partners; systematically sharing data in the form of electronic messages such as purchase orders acknowledgements, advanced shipment notices and carrier status/proof of delivery; and monitoring the order process using alerts to flag potential order failures and enable proactive resolution.

(vii)	Mobile Solutions: Descartes MobileLink, Descartes Dispatch™, Descartes Dispatch RS™, Descartes Automated Vehicle Locator (AVL)

Descartes MobileLink provides integrated two-way wireless communication and passive monitoring capabilities for enhanced logistics execution. By combining route planning and a free flow of information between dispatchers and the field, Descartes MobileLink extends the traditional route planning process and provides real-time visibility into the execution of the plan. Descartes Dispatch facilitates the assignment and execution of multiple or same-day pick-ups and deliveries. Descartes AVL helps improve customer responsiveness through real-time status updates, forward predictability and enhanced exception alerting, which can reduce the need to track every aspect of a schedule and instead emphasize the implications of service interruptions and exceptions.

(viii)	Reporting and Measuring: Descartes Reporting Services and Descartes KPI Metrics

Descartes Reporting Services helps companies create and distribute reports as well as send internal queries within an organization or external queries to suppliers, vendors, sub-contractors or carriers. It provides a simple, secure way to create customized delivery statistics and metrics. Descartes KPI Metrics includes a rule-based engine created specifically to measure supply chain activities over time. It can help simplify the creation and management of supply chain scorecards and, as a byproduct, can help identify best practices.

(ix)	On-Demand Logistics (formerly Cube Route)

Descartes On-Demand Logistics application provides transportation and distribution organizations with a hosted software-as-a-service routing planning and asset tracking to lower their operating costs, improve customer service and reduce operational complexity. Offered on a pay-as-you-go subscription basis, the on demand logistics solution provides routing, planning and tracking capabilities for a lower total cost of ownership. The solution also enables organizations to cost effectively manage and achieve visibility into the entire delivery process including sequencing and planning routes for optimal efficiency, track drivers in real-time, and analyze and apply historical data to boost operational performance.

b)	Global Logistics Network

Our Global Logistics Network is a multimodal network of transportation providers and their customers that facilitates the interchange of logistics information and provides services that leverage that information. The Global Logistics Network helps companies better manage their logistics book-to-bill process, track inventory, meet regulatory requirements, optimize fleet performance, and effectively communicate with their logistics partners. Our Global Logistics Network services can be principally categorized as: (i) Logistics Messaging Services; (ii) Rate Management Services; (iii) Regulatory and Compliance Services; and (iv) Value-Added Applications.

(i)	Logistics Messaging Services

The Global Logistics Network features multimodal messaging services that simplify cargo and freight management by providing electronic services to the cargo industry and to companies who engage in import, export and domestic transportation activities. Our Messaging Services provide a secure, reliable transaction exchange for retailers, suppliers and vendors, plus connectivity services that include trading partner ramp-up programs, data standards and protocol conversion, transportation-specific document compliance, audit and error checking, and archiving. We have several services that help our customers:

Descartes LogiMan™

Descartes LogiMan solution simplifies cargo management by providing comprehensive global visibility and statistical monitoring services of air, road and ocean freight shipments. It links the cargo transportation chain from cargo booking to final delivery confirmation, helping to improve freight management efficiency, reduce costs for participants and improve customer responsiveness.

Descartes PC Pro™

Freight forwarders use Descartes PC Pro, an electronic forwarding system, to help improve freight booking capacity, send electronic waybills and ensure that consignments are handled quickly and efficiently at freight terminals around the world. We give forwarders access to an electronic infrastructure that connects them with their customers and logistics partners.

Descartes Turnaround Documents™ and Descartes eForms™

Our Turnaround Documents service provides a way to move data from one document into another to reduce data entry time and errors, as well as enable improved visibility to orders as they move through the logistics process. Turnaround Documents collects data from underlying logistics documents in the Global Logistics Network, such as a purchase order, and turns it into an editable “webform” that lets internal teams as well as suppliers and buyers populate and respond with the relevant information. Descartes eForms is an email-based forms service for the Global Logistics Network designed to allow less technologically sophisticated transportation carriers and manufacturers to easily transmit or receive messages.

Descartes Message Quality Monitor™

Descartes Message Quality Monitor uses the power of the Global Logistics Network to connect to the major airlines and monitor the message flow to and from a back-office system. We display error messages and “received” status events, enabling users to take immediate action for any discrepancies.

Descartes Data Integrity Services™

Descartes Data Integrity Services monitors messages and their delivery continuously to identify and report errors. Once an error is identified, we contact trading partners and coordinate the correction and re-submission of inaccurate data. The service also provides periodic summary reports by trading partner, message type and error type.

Descartes Cargo 2000™

Descartes Cargo 2000 allows users to monitor shipments at a master air waybill level from airport to airport, assisting users in complying with Cargo 2000 certification. Information provided by the system includes quality report compilation, shipment status, exception alerts, route map creation, and departure time reporting. This information enables better decision-making for fulfilling customer expectations and ensures standardized processes for improved service levels.

(ii)	Descartes Rate Management

Many factors go into bottom-line calculations of rates, including inland charges, fuel adjustments and currency conversions. Our web-enabled solutions and services help transportation providers make better pricing decisions, get faster quotes to their customers to close more business, enhance contract management processes and improve customer satisfaction levels. A centralized rate database lets customers access contractual commitments to make better decisions about shipment fulfillment processes, including booking/tendering acceptance and routing. The services include the following:

Descartes Ocean Negotiator™

Designed to help shippers and carriers develop “smart” contracting strategies, Descartes Ocean Negotiator helps determine the best way to move containerized cargo via ocean carriers. It helps shippers and carriers interact electronically and standardize their service contract planning, request, quotation, analysis and carrier selection processes. Ocean carriers can standardize data requirements and bid formats across their shipper community using our solution, while shippers have a consistent, cost-effective way to initiate the request-for-pricing (“RFP”) process or to respond to any proposals or amendments initiated by a carrier through a multi-step process such as RFP definition, carrier communication, decision support and term specification.

Descartes Rate Builder™ (for Carriers)

Descartes Rate Builder for Carriers is an on-demand solution that helps carriers manage global rates, contracts and rate agreements more efficiently and meet regulatory obligations. Descartes Rate Builder enables companies to create, revise, store and distribute rates via the internet. Once they are generated, Descartes Rate Builder stores all rates in a central database with controlled access privileges. Carriers can designate a “contract owner” who can allow multiple users to contribute during the drafting of a new contract or amendment. It also maintains strict version control and clearly notes changes between versions.

Descartes Rate Builder (for Non-Vessel Operating Common Carriers (NVOCCs))

Descartes Rate Builder for NVOCCs is a solution designed to effectively manage a global rate network and help enable LSPs to create and manage both buy-side and sell-side rates digitally; enforce a standardized global pricing policy; and implement a global rate request process. Descartes Rate Builder also gives LSPs the ability to centralize disparate rate management systems into a single, global system that can optimize global rate management processes and effectively leverage rate information to improve productivity, profitability and customer service.

Descartes WebSimon™ and MyWebSimon™

Designed to help ocean carriers use the Internet to securely manage their own rate (pricing) information across a global enterprise, Descartes WebSimon enables companies to retrieve ocean transportation rules, inland charges, locations, service contracts, rates and all related surcharges. Users can look up a rate for a specific ocean movement, and any additional connected rail or road movements. They can also determine the cost associated with the movement and save, forward, or print the results. MyWebSimon, a branded extension of Descartes WebSimon, is intended for use by the carrier’s customers via the carrier’s own web site. It offers functionality similar to WebSimon and enables the carrier to showcase its own logo and screen colors, with our solution serving as the behind-the-scenes technology enabler. WebSimon and MyWebSimon also allow users to create booking requests online.

Descartes Ocean Freight Audit™

We help eliminate the manual audit processes for ocean freight invoices with our Ocean Freight Audit solution. The solution takes bills of lading messages and automatically audits them against the digitized ocean contracts in Descartes Rate Builder.

(iii)	Descartes Regulatory & Compliance Services

Our Regulatory & Compliance services help companies meet regulatory requirements for international shipments for international customs agencies and security initiatives. Some of the requirements supported include US Customs and Border Protection’s (CBP) Automated Export System; CBP’s Automated Manifest System; in-bond shipment details; and the Advance Commercial Information reporting for the Canadian Border Services Agency. We offer different methods to transmit shipment information to customs authorities or the carriers, which helps to ensure the smooth delivery of cargo as it moves through ports and airports, and ultimately to the customer.

Descartes Automated Manifest Service™

For carriers, freight forwarders, NVOCCs and shippers, our Automated Manifest Service offers a solution to enable firms to comply with US and Canadian customs security initiatives. To accommodate customers’ varying technical capabilities, we offer options that range from a user-friendly webform that permits manual entry of cargo manifest information to a tightly integrated system-to-system EDI connection.

Descartes Customs Compliance™

Descartes Customs Compliance provides customs compliance services to assist transportation providers and LSPs with imports and/or exports to Canada, the US, India and the Netherlands. With our recent acquisition of ViaSafe and FCS, the Global Logistics Network now offers an enhanced range of services to help carriers and LSPs negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. In addition, the customs compliance services enable customs brokers to receive electronic manifests and invoices from carriers so the manifest can be mapped to the Canadian and US customs release systems.

Descartes Ocean Compliance™

Descartes Ocean Compliance helps ocean carriers comply with Federal Maritime Commission requirements, and also helps manage the rate information for cargo that moves according to the terms of a privately-negotiated service contract or NVOCC Service Arrangement rather than the public rates of a tariff.

Descartes Electronic In-Bond™

Specifically for carriers, Descartes Electronic In-Bond helps transmit the necessary advance electronic cargo information to the US CBP regarding inbound shipments prior to their arrival in the United States. Using approved EDI protocols for the transmission of advance cargo information, we help carriers complete the requirements for filing and receive in-bond movement authorization within minutes instead of hours or even days.

(iv)	Other Value-Added Global Logistics Network Services

Descartes Local Haulage

Descartes Local Haulage helps automate the load tendering, proof-of-delivery and invoice settlement processes. We help companies connect their carriers for the electronic transfer and receipt of transportation documents. Information is captured and stored to help manage the transportation processes and capture necessary data to automate the audit and approval of freight invoices for payment.

Descartes Multimodal Track & Trace™

Descartes Multimodal Track & Trace gives transportation providers and LSPs the ability to understand the current status of shipments. We help companies contact their carriers and enable the electronic receipt of shipment status details. Status information is available for viewing and reporting via a web browser, and customers can brand their web sites to offer a custom tracking solution for their customers.

Descartes Visibility & Event Management

Descartes Visibility & Event Management connects companies to their customers' order management systems to manage purchase orders, acknowledgements and shipping documents. Details are captured within the Descartes Visibility & Event Management database, which provides access to line-item details and updated status information.

(c)	Consulting, Implementation and Training Services

Our consultants provide a variety of professional services to customers. These services include project management and consulting services to assist in configuration, implementation and deployment of our solutions. We offer a variety of site-specific technical and consulting services to assist in all phases of the implementation process. We also provide assistance in integrating our products with the customer's existing software. In addition, we offer training services that provide customers with a formalized program to ensure that applications are implemented and utilized in an efficient and cost-effective manner.

(d)	Customer Service and Support and Maintenance

We provide worldwide support to our customers through our central support center. Customer support is available 24-hours-a-day, 7-days-per-week via telephone, fax or email.

4.3	Revenue Sources

We generate our revenues from sales of each of the services and products identified in the previous section, which are sometimes sold on a stand-alone basis and sometimes sold in bundles of services and products. As such, we do not measure our revenues by the particular services or products referenced above. Instead, we measure our revenue performance based on whether the customer is buying a license to our technology, or is buying technology services or other services from us. Based on this, our revenues are measured in the following two categories: (a) services revenues, composed of (i) ongoing transactional fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products; and (b) license revenues derived from licenses to our customers to use our software products.

The following table sets forth our revenue sources for the fiscal years ended January 31, 2007 and 2006:

Revenues	Fiscal year ended January 31
	2007		2006
	Amount (US dollars in millions)	Percentage of Total Revenues	Amount (US dollars in millions)	Percentage of Total Revenues
Services	46.8	90%	40.8	89%
License	5.2	10%	4.9	11%
Total revenues	52.0	100%	45.7	100%

4.4	Customer Base

Our customers are globally diverse, located in the Americas, Europe, Middle East and Africa (EMEA) and Asia Pacific regions. Customers range from small- and medium-sized enterprises to established “blue-chip” leaders across a variety of industry verticals. We have a large customer base of transportation carriers, third-party logistics providers, freight forwarders, non-vessel operating common carriers and customs brokers. Other customers include government customs and census agencies, manufacturers, retailers, consumer product goods suppliers, distributors, as well as companies in industries such as healthcare, pharmaceuticals and oil and gas.

In the fiscal year ended January 31, 2007, 72% of our revenues were derived from the Americas (11% in Canada), 24% were derived from EMEA and the remaining 4% of revenues were derived from Asia Pacific.

4.5	Sales and Marketing

(a)	Sales Force

Our sales force is expected to sell across our solutions, targeting specific industry verticals and geographies. At present, we sell most of our products and services through a direct sales team that is focused primarily on the North American and EMEA markets, with particular expertise and business contacts in the targeted verticals. Channel partners, such as distributors and value-added resellers, play a central role in our strategy to address global customers, particularly in the Asia Pacific region and in Latin America with our Delivery Management solutions. At January 31, 2007, we employed a total of 53 individuals in sales and marketing and had relationships with approximately 20 distributors and resellers.

We are headquartered in Waterloo, Ontario. Our primary representative office in the United States is in Atlanta, Georgia. In Europe, the primary representative offices are in Sweden and the United Kingdom. In Asia Pacific, the primary representative offices are in Australia and Singapore, although we have recently opened an office in Shanghai, China.

(b)	Strategic Marketing Alliances

We also form strategic alliances with various companies in different geographic markets, in different industries and for different products with the goal of expanding our market base. Typically, an alliance participant will market our products in certain geographic and vertical markets and refer customers to us, in exchange for a fee in respect of new customers generated by the alliance participant. Additionally, we have established several working relationships with telecommunication companies, management consulting firms, and complementary hardware and software firms.

4.6	Research and Development

We believe that our future success depends in large part on our ability to maintain and enhance our current product lines. Accordingly, we invest in product development to ensure that sufficient resources are focused on developing new products or enhancements to our existing products. We believe that such expenditures are critical to our success. In the year ended January 31, 2007, we incurred research and development expenses of approximately $9.0 million, or approximately 17% of our annual consolidated revenues for 2007.

We have made substantial investments in research and development over the last several years. Our growth and future financial performance will depend in part on our ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements, respond to competitive products and achieve market acceptance.

Our research and development program requires a high degree of detail in business analysis, network operations and design, technical design, and quality assurance. Particular expertise in solving operations research or logistics problems is a benefit to us, as is practical experience in dealing with the day-to-day challenges that our customers face in dealing with logistics providers and deliveries in general. We believe that we are well positioned to address our needs internally; however, we continue to evaluate potential new employees to help us expand or expedite our development processes as needed.

To build applications, we have implemented an application development process based on a six-month cycle. The cycle requires one month for solution analysis and design, three months for building, one month for review and quality assurance testing, and one month for packaging the application and training our pre-sales and post-sales representatives.

Utilizing this six-month release schedule, most generally available products were upgraded in 2007. We delivered a number of new products in 2007, including Descartes Rate Builder, Descartes Local Haulage and Descartes Multimodal Track & Trace for the Global Logistics Network; and Descartes Automated Vehicle Locator (AVL) and Descartes Reporting Services for the Delivery Management suite. In addition, we enhanced the following existing products and solutions: Descartes Dock Appointment Scheduling™; Descartes Transport Order Entry™; Descartes Ocean Freight Audit™; Descartes Truck Freight Audit™; Descartes eForms™; Hours of Service Compliance Planning; Resource Management Templates; and “Buy/Sell” Ocean Rate Management.

We currently plan to provide one or more releases for our generally available products in 2008 in alignment with the six-month release schedule. Enhancements not yet generally commercially available are in internal alpha and beta testing. Once our internal testing is complete and, where applicable, additional testing is done with beta customers, we will release the enhancements for general commercial use. We estimate that the costs for these additional activities will not be significant in comparison to our historical expenditures on research and development activities.

We continue to build and develop our network infrastructure to enhance our delivery of services to our customers. We are actively executing on our One Networked Enterprise initiative whereby we are consolidating legacy network infrastructure acquired as part of previous acquisition activities. We anticipate continuing this initiative through 2008.

4.7	Competition

Although we have experienced limited competition to-date from companies with broad application suites with comparable capabilities, the market for our applications is nevertheless highly competitive and subject to rapid technological change. As such, we expect competition to increase in the future. On an application-by-application basis, especially in markets where similar technology has been available for some time, such as routing software and value-added networks, we do experience competition from established vendors. However, we have found that our particular expertise in solving complex logistics problems on a network basis has enabled us to remain competitive. On a geographic basis, we experience competition from both multinational companies and local competitors. We face some disadvantage in entering new markets where competitors may have existing solutions with user interfaces that are advanced in local language presentation. To maintain and improve our competitive position on a global basis, we continue to develop and introduce new applications with the functionality to be easily adapted to local user interface needs (either by Descartes or its distributors in a particular region).

We compete or may compete, directly or indirectly, with the following: (i) application software vendors positioned as supply chain execution and other vendors, such as i2 Technologies, Inc.; (ii) internal development efforts by corporate information technology departments; (iii) middleware vendors that provide integration software, such as Webmethods, Inc.; (iv) application software vendors, including enterprise resource planning software vendors who may expand their current offerings into supply chain network service offerings, some of whom may from time to time jointly market our products as a complement to their own systems, such as SAP AG and Oracle Corporation; (v) other business application software vendors, including supply chain planning software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with, independent developers of supply chain network solutions, particularly on the execution (rather than planning) side, such as JDA Software Group Inc. and Manhattan Associates, Inc.; (vi) other value-added network messaging networks, such as Global eXchange Services, Inc. and Traxon AG; and (vii) other customs compliance solution providers. We also expect to face additional competition as other established and emerging companies enter the market for supply chain network solutions and new products and technologies are introduced. In addition, current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers.

The principal competitive factors affecting the market for our solutions include vendor and product reputation; expertise and experience in implementing products in the customer's industry sector; product architecture, functionality and features; cost of ownership; ease and speed of implementation; customer support; product quality, price and performance; and product attributes such as flexibility, scalability, compatibility, functionality and ease of use. In order to be successful in the future, we must continue to respond promptly and effectively to technological change and competitors' innovations.

4.8	Intellectual Property and Other Proprietary Rights

Our success depends significantly on our proprietary technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws, license agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights in our products and technology. Some registered forms of protection, such as patents, copyright and trademark registrations, have a limited period of protection determined by the applicable law governing the registration. Other contractual forms of protection, such as license and non-disclosure agreements, have a limited contractual period of protection. The source codes and routing algorithms for our applications and technology are protected both as trade secrets and as unregistered copyrighted works with indefinite periods of protection. We currently have one US patent for technology used in our dynamic vehicle routing application and have another US patent, based on a patent that has been issued to us in the Netherlands, for certain technological processes contained in our network architecture, each with a limited period of protection determined by the applicable laws governing the patents. We have registered or applied for registration of certain trademarks and service marks with limited periods of protection, and will continue to evaluate the registration of additional trademarks and service marks as appropriate.

We also utilize certain other software technologies, such as geographic data, shipping rate data, translation applications and business intelligence applications that we license from third parties, generally on a non-exclusive basis, including software that is integrated with internally developed software and used in our products to perform key functions. These third party licenses generally require the payment of royalties based on sales of the product in which the technology is used.

Our network customers may use electronic logistics information generated by the customer, or by third parties on behalf of the customer, in connection with the customer’s use of our network services. Our customers are responsible for procuring and paying for the generation of such electronic logistics information and the right to use such electronic logistics information in connection with our network services.

4.9	Contracts

(a)	Customer Contracts

We license our software products to our customers primarily by way of written license agreements. The license agreements specify the applicable terms and restrictions of use of the software, the terms and conditions of any enrolment by the customer in our software maintenance program, and the applicable fees to be paid by the customer.

We provide our supply chain services to our customers primarily by way of written subscription agreement. The subscription agreement sets out the applicable terms and restrictions on use of the service, the length of time the customer can use the service, and the applicable fees to be paid by the customer. Typically, these subscription agreements renew at a customer’s option and, in some cases, are subject to earlier termination by the customer on appropriate notice.

We depend on our installed customer base for a significant portion of our revenues. In addition, our installed customer base has historically generated additional new license and service revenues for us. If our customers fail to renew their service contracts or fail to purchase additional services or products, then our revenues could decrease and our operating results could be adversely affected. Further, certain of our customers could delay or terminate implementations of our services and products or be reluctant to migrate to new products for various reasons, including budgetary constraints related to economic uncertainty; dissatisfaction with product or service quality; difficulty in prioritizing a surplus of information technology projects; or changes in business strategy or priorities or for other reasons. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have an adverse impact on our operating results.

(b)	Outsourcing Contracts

We deliver some of our supply chain services over our proprietary networks, which are hosted by commercial hosting and co-location providers such as Emergis Inc., Nocom AB, Primus Telecommunications Canada Inc., Q9 Networks Inc. and SunGuard Availability Services Inc. These hosting and co-location contracts, on which we are substantially dependent as they relate to the delivery of our network services, typically contemplate services to be provided for a term at a defined service level, with applicable rights of termination and renewal. We typically pay monthly fees under these contracts, some of which are based on the volume of network activity flowing through the hosting provider. If any of these contracts were terminated without our consent, we could incur substantial costs in migrating to an alternate hosting provider. In such an event, the costs and related management effort could materially adversely affect our operating results and the service that we provide to our customers.

4.10	Employees

At January 31, 2007, the Company employed 306 full-time staff. Of the 306 employees, 97 of the individuals were engaged in customer service roles (which includes customer support, activations and implementation services), 83 were in research and development roles, 53 were engaged in sales and marketing roles, 50 in network and product support roles and 23 were in general administration roles. Geographically, 270 employees were located in North America, 26 were located in Europe, and 10 were located in the Asia Pacific region.

4.11	Risks Associated with Foreign Sales and Exchange Rate Fluctuations

In the fiscal year ending January 31, 2007, sales outside of the Americas accounted for approximately 28% of our total revenues. Our international revenues are subject to risks associated with foreign sales, including longer collection times from foreign customers (particularly in the Asia Pacific region), difficulty in repatriating cash from foreign jurisdictions, unexpected changes in legal and regulatory requirements, export restrictions, changes in tariffs, exchange rates and other trade barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in management of distributors or representatives, difficulties in staffing and managing foreign operations, difficulties in protecting our intellectual property, seasonality of sales, language issues and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on our business, results of operations and financial condition. In particular, although substantially all of our sales to date outside of Canada have been denominated in US dollars, adverse fluctuations in the value of the US dollar in relation to foreign currencies may affect our sales to foreign customers. Further, currency control restrictions in foreign jurisdictions may adversely affect our ability to collect funds in US currency, if at all, or on a timely basis. A significant majority of our revenues are realized in US dollars, while a larger comparative proportion of our expenses are incurred in non-US dollars such as Canadian dollars and other local currencies. Fluctuations in exchange rates between the US dollar, the Canadian dollar and other currencies may have a material adverse effect on our business, results of operations and financial condition.

4.12	Risks Associated with Cyclical or Seasonal Aspects of Business

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events that impact shipping in particular geographies (such as Hurricane Katrina in the US); and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, our business reflects the general cyclical and seasonal nature of shipment volumes with our fourth quarter historically being the strongest quarter for shipment volumes and our first quarter historically being the weakest quarter for shipment volumes. In the fourth quarter of 2007, we saw some deterioration in global shipping volumes on our Global Logistics Network.

4.13	Reorganizations

On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions included a downsizing of our global staff by approximately 130 employees, or approximately 35% of our total staff. These reductions were focused on our regional operational structure and resulted in a significantly smaller global direct sales force and management level of the organization. In addition, we announced that we would be closing certain offices, and canceling certain leases, consulting and other operating contracts. We announced that we expected to record restructuring charges of approximately $5.5 million to $6.5 million. In addition, we identified that we would be examining whether certain assets were redundant as a result of the cost reduction initiatives. On September 2, 2004 we announced that we had identified additional opportunities for cost savings and efficiencies and, accordingly, in executing on these expense reduction activities our workforce ended up being reduced by approximately 45%.

In 2007, we completed various integration and reorganization activities in connection with our acquisitions of ViaSafe, FCS and Cube Route., including eliminating redundant management positions, canceling certain ongoing operating contracts and amalgamating with ViaSafe.

4.14	Material Contracts

Listed below are particulars of contracts, other than contracts entered into in the ordinary course of business, that are material to our company and were entered into within 2007:

•	Share Purchase Agreement dated April 7, 2006 to acquire all of the outstanding securities of ViaSafe from the former shareholders of ViaSafe, as described in more detail at section 3.2 of this AIF;

•	Share Purchase Agreement dated June 30, 2006 to acquire all of the outstanding securities of FCS from the former shareholders of FCS, as described in more detail at section 3.2 of this AIF; and

•	Asset Purchase Agreement dated November 20, 2006 to acquire certain assets of Cube Route from Cube Route, as described in more detail at section 3.2 of this AIF.

4.15	Code of Business Conduct and Ethics

Our Board of Directors has adopted our Code of Business Conduct and Ethics (the “Code”) applicable to our directors, officers and employees. A copy of the Code is available on our website and has been filed on and is accessible through SEDAR at www.sedar.com. The Code sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and our policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

ITEM 5	RISK FACTORS

Reference is made to the section entitled “Certain Factors That May Affect Future Results” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our 2007 Annual Report for the year ended January 31, 2007 in respect of US GAAP, made available to all of our shareholders and filed with various securities regulators, which section is incorporated herein by reference. This information is available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

ITEM 6	MARKET FOR SECURITIES AND RELATED SECURITYHOLDER MATTERS

6.1	Common Shares

We are authorized to issue an unlimited number of common shares for unlimited consideration. The common shares are not redeemable or convertible. Each common share carries the right to receive notice of and one vote at a meeting of shareholders; the right to participate in any distribution of our assets on liquidation, dissolution or winding up; and the right to receive dividends if, as and when declared by the Board of Directors. As of March 29, 2007 there were 46,362,900 common shares outstanding. The common shares are listed on the TSX under the symbol “DSG” and quoted on Nasdaq under the symbol “DSGX”.

6.2	Transfer Agent and Registrar

The register of transfers of common shares is located in the offices of our stock transfer agent: Computershare Investor Services, Inc., 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1.

6.3	Dividend Policy

We have not paid any dividends on our common shares to date. We may consider paying dividends on our common shares in the future when operational circumstances permit, having regard to, among other things, our earnings, cash flow and financial requirements as well as relevant legal and business considerations.

6.4	Market for Common Shares

Please see the following table that identifies the marketplaces on which our common shares trade, as well as the monthly price ranges and volume traded on each exchange:

	Common Shares - TSX		Common Shares – Nasdaq
Month	Price Range (Cdn. $)	Average Volume	Price Range (US$)	Average Volume
February 2006	$3.62 – 4.06	146,370	$3.12 – 3.56	23,089
March 2006	$4.10 – 4.40	185,896	$3.55 – 3.79	102,978
April 2006	$4.00 – 4.39	93,821	$3.54 – 3.77	21,153
May 2006	$4.07 – 4.47	209,018	$3.68 – 4.04	29,377
June 2006	$3.70 – 4.43	85,759	$3.34 – 3.99	14,755
July 2006	$4.33 – 4.50	107,805	$3.81 – 4.00	22,850
August 2006	$4.25 – 4.45	76,177	$3.83 – 4.03	22,357
September 2006	$4.10 – 4.68	241,230	$3.69 – 4.20	35,605
October 2006	$3.91 – 4.25	94,576	$3.49 – 3.80	11,514
November 2006	$4.08 – 4.50	145,414	$3.57 – 3.95	13,348
December 2006	$4.16 – 4.43	75,300	$3.61 – 3.85	13,390
January 2007	$4.10 – 4.65	115,000	$3.49 – 3.98	53,175

6.5	Shareholder Rights Plan

On November 29, 2004, our board of directors approved a shareholder rights plan (the “Rights Plan”) which was ratified, confirmed and approved by our shareholders on May 18, 2005. The primary objectives of the Rights Plan are to ensure that, in the context of an unsolicited bid for control of the Company through an acquisition of our common shares, the following occurs: (i) the board of directors of the Company has sufficient time to explore and develop alternatives for maximizing shareholder value; (ii) there is adequate time for competing bids to emerge; (iii) shareholders have an equal opportunity to participate in such a bid; (iv) shareholders are provided with adequate time to properly assess the bid; and (v) the reduction in the pressure to tender which may be encountered by a shareholder in the course of a bid. The Rights Plan creates a right that attaches to each present and subsequently issued common share. Until the separation time, which typically occurs at the time of an unsolicited takeover bid, whereby an offeror (including persons acting jointly or in concert with the offeror) acquires or attempts to acquire 20% or more of our common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20% offeror, from and after the separation time and before expiration times, to acquire one of our common shares at 50% of the market price at the time of exercise. The Rights Plan must be reconfirmed by shareholders every three years.

ITEM 7	DIRECTORS AND EXECUTIVE OFFICERS

7.1	Summary Information

The following table sets forth the name, location of residence and office held by each of our executive officers and directors as at March 29, 2007. Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our by-laws and applicable laws to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director. We do not have an Executive Committee.

Name and Location of Residence	Office Held

Dr. Stephen Watt(2)(3)(4) London, Ontario, Canada	Director, Chairman of the Board

James Balsillie Waterloo, Ontario, Canada	Director

David I. Beatson(1)(2) Hillsborough, California, U.S.A.	Director

J. Ian Giffen(1)(3)(4) Unionville, Ontario, Canada	Director

Chris Hewat(3) Toronto, Ontario, Canada	Director

Arthur Mesher Waterloo, Ontario, Canada	Director, Chief Executive Officer

Olivier Sermet(1)(2)(4) Walnut Creek, California, U.S.A.	Director

Greg Cronin Denver, Colorado, U.S.A.	Executive Vice President, Sales & Marketing

Chris Jones Atlanta, Georgia, U.S.A.	Executive Vice President, Solutions & Services

J. Scott Pagan Cambridge, Ontario, Canada	General Counsel & Corporate Secretary

Stephanie Ratza(5) Waterloo, Ontario, Canada	Chief Financial Officer

Edward J. Ryan Fort Washington, Pennsylvania, U.S.A.	General Manager, Global Logistics Network

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Member of the Nominating Committee
(5)

Ms. Ratza will become Chief Financial Officer on April 2, 2007. Brandon Nussey of Waterloo, Ontario, Canada has resigned his employment as Chief Financial Officer effective as of April 1, 2007 to become Chief Financial Officer of a private technology company.

Information about each of our directors and executive officers, including his or her respective principal occupation during at least the five years preceding January 31, 2007, are as follows:

Dr. Stephen Watt has been an outside member of our board of directors since June 2001. For the past nine years, Dr. Watt has been a professor in the Department of Computer Science at the University of Western Ontario, and was Chair of the Department from 1997 to 2002.

James Balsillie has been an outside member of our board of directors since November 1996 and is presently Chairman and Co-Chief Executive Officer of Research in Motion Limited (“RIM”). RIM is a company engaged in the business of designing, manufacturing and marketing innovative wireless solutions for worldwide mobile communications. Mr. Balsillie joined RIM in 1992.

David I. Beatson has been an outside member of our board of directors since March 2006. Since December 2006, Mr. Beatson has been CEO of GlobalWare Solutions, a full-service provider of supply chain management solutions with operations in North America, Europe and Asia. Since August 2001, Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay Area consulting firm focusing on strategic planning and mergers and acquisitions. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and CEO of Circle International Group, Inc., a global transportation and logistics company, and as President and CEO of US-based air-freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, on the board of directors of PFSweb, Inc. (NASDAQ: PFSW) and on several other corporate and industry boards, including the Council of Supply Chain Management Professionals.

J. Ian Giffen has been an outside member of our board of directors since March 2004. Since 1996, he has been a consultant and advisor to and director of software companies and technology investment funds. From January 1992 to January 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research, a developer of 3D graphics software. Mr. Giffen is currently a director of publicly-traded MKS Inc. (TSX:MKS) and Corel Corporation (TSX:CRE; NASD:CREL), and a director/advisor to a number of other private companies. Mr. Giffen is a Chartered Accountant and has a Bachelor of Arts degree in business administration from the University of Strathclyde in Glasgow.

Chris Hewat has been an outside member of our board of directors since June 2000. Mr. Hewat has been a partner at the law firm of Blake, Cassels & Graydon LLP since 1993, having joined the firm in 1987. Blake, Cassels & Graydon LLP provided legal services to us during the fiscal year ended January 31, 2007 and is expected to provide legal services to us in the fiscal year ending January 31, 2008.

Arthur Mesher has been a member of our board of directors since May 2005 and is our Chief Executive Officer. Mr. Mesher first joined our management team in May 1998 and served as Executive Vice President, Corporate Strategy and Business Development until his appointment as Chief Executive Officer in November 2004. Mr. Mesher also occupied the interim Office of the CEO from May 2004 to November 2004. Mr. Mesher also serves as non-executive Chairman of the Board of Sirit Inc. (TSX:SI).

Olivier Sermet has been an outside member of our board of directors since May 2005. Mr. Sermet was previously CEO and President of Softface, Inc. for three-plus years from 2001 until its sale to Ariba, Inc. in April 2004. Prior to his role at Softface, Inc., Mr. Sermet was Senior Vice-President of Worldwide Field Operations for OnDisplay, Inc. from 1996, through its initial public offering in 1999 and eventual sale to Vignette Corporation in 2000. Prior to OnDisplay, Inc., Mr. Sermet was Vice-President and General Manager for the western half of the US and Canada for Dun and Bradstreet Software, Inc. Mr. Sermet is currently a limited partner with venture capital firms Northwest Venture Associates and Matrix Partners.

Greg Cronin is our Executive Vice President, Sales & Marketing. Mr. Cronin joined Descartes in February 2006 and served as Executive Vice President, Business Development & Corporate Strategy until his appointment to his current role in September 2006. From September 2005 until he joined Descartes, Mr. Cronin was an independent consultant for emerging supply chain companies. From September 2001 to September 2005, Mr. Cronin was CEO of TrenStar, Inc. a leading provider of outsourced mobile asset management solutions. Prior to September 2001, Cronin was CEO of Viewlocity, Inc., one of the first supply chain event management technology providers.

Chris Jones is our Executive Vice President, Solutions & Services. Mr. Jones joined Descartes in May 2005 and served as Executive Vice President, Solutions & Markets until his appointment to his current role in September 2006. From November 2003 until he joined Descartes, Mr. Jones was Senior Vice President in Aberdeen Group's Value Chain Research division where he was responsible for creating a market-leading supply chain and manufacturing research and advisory research practice. Prior to Aberdeen, from September 1998 to January 2003, Mr. Jones was Executive Vice President of Marketing and Corporate Development for SynQuest, Inc., a provider of supply chain planning solutions. Before joining SynQuest, from May 1994 to September 1998 Mr. Jones was Vice President and Research Director for Enterprise Resource Planning Solutions at the Gartner Group.

J. Scott Pagan is our General Counsel & Corporate Secretary. Mr. Pagan joined our legal department in May 2000. Mr. Pagan was appointed Corporate Secretary in May 2003, and General Counsel & Corporate Secretary in June 2004. Prior to joining Descartes, Mr. Pagan was in private legal practice.

Stephanie Ratza is scheduled to join us as Chief Financial Officer on April 2, 2007. Since November 2005, Ms. Ratza has served as Chief Financial Officer of iPico Inc. (TSX-V:RFD), a firm which designs, develops, manufactures and markets a broad range of RFID solutions. Prior to iPico, from March 2000 to March 2005, Ms. Ratza served as Vice President, Finance at MKS Inc. (TSX:MKX).

Edward J. Ryan is our General Manager, Global Logistics Network. Mr. Ryan joined Descartes in February 2000 in connection with our acquisition of E-Transport Incorporated. Since then, Mr. Ryan has occupied various senior sales positions within Descartes, with particular focus on our network and recurring business. Mr. Ryan was appointed General Manager, Global Logistics Network in June 2004.

To our knowledge, as at March 29, 2007, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over, 91,471 of our common shares, representing approximately 0.2% of the common shares then outstanding. To our knowledge, at March 29, 2007 the two former principal shareholders of FCS (who continue to be employed by us) collectively own, directly or indirectly, or exercise control or direction over, 1,102,251 of our common shares, representing approximately 2.4% of the common shares then outstanding.

7.2	Committees of the Board of Directors

Our Board of Directors currently has four committees: the Audit Committee; the Compensation Committee; the Corporate Governance Committee; and the Nominating Committee. The committees, their mandates and membership are discussed below:

Audit Committee

The primary functions of the Audit Committee are to oversee our accounting and financial reporting practices and the audits of our financial statements and to exercise the responsibilities and duties set forth in the Audit Committee charter, including, but not limited to, assisting the Board of Directors in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring our compliance with requirements promulgated by any exchange upon which our securities are traded, or any governmental or regulatory body exercising authority over us, as are in effect from time to time; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of our financial management.

The Board of Directors has adopted an amended audit committee charter setting out the scope of the Audit Committee’s functions, responsibilities and membership requirements. A copy of that charter is attached as Appendix “A” to this AIF.

The Audit Committee is currently composed of three outside and independent directors: Mr. J. Ian Giffen (Chair), Mr. David Beatson and Mr. Olivier Sermet. The Board of Directors has resolved that Mr. Giffen is an “audit committee financial expert” as defined in paragraph 8(b) of General Instruction B to Form 40-F promulgated by the Securities and Exchange Commission and is financially sophisticated for the purposes of NASDAQ Rule 4350(d)(2)(A).

The following sets out the education and experience of the members of the Audit Committee, each of whom is independent and financially literate:

J. Ian Giffen, C.A., B.A. – Mr. Giffen is a chartered accountant with an extensive technology background. Since 1996 he has acted as a senior advisor and board member to software companies and technology investment funds. From 1992 to 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research Inc., a developer of 3D software, which was sold to Silicon Graphics Inc. Mr. Giffen is currently a director and on the audit committee of publicly-traded MKS Inc. (TSX:MKS) and Corel Corporation (TSX:CRE; NASD:CREL), and a director/advisor to several private companies.

David Beatson, M.B.A., B.S. – Mr. Beatson was awarded his Masters in Business Administration, with a concentration in finance and marketing, from the University of Cincinnati in 1971. Mr. Beatson was also awarded a Bachelor of Science in Business Administration from The Ohio State University. Since January 2007, Mr. Beatson has served in a senior financial role as Chief Executive Officer of GlobalWare Solutions. Mr. Beatson has also previously served in senior financial roles as Regional CEO North America and Member of the Executive Board of Panalpina, Inc; as president, CEO and chairman of Supply Links, Inc.; and as Chairman, President and CEO of Circle International Group, Inc. Mr. Beatson currently serves as a director and on the audit committee of PFSweb, Inc. (NASDAQ: PFSW).

Olivier Sermet, M.B.A., B.A. – Mr. Sermet was awarded his Masters in Business Administration from Northern Illinois University in 1988. Mr. Sermet was also awarded a degree in Economics and Marketing when concluding his undergraduate studies in France. Mr. Sermet has served in senior financial roles as a director, CEO and President of Softface, Inc. for three-plus years from 2001 until its sale to Ariba, Inc. in April 2004. Prior to his role at Softface, Mr. Sermet was Senior Vice-President of Worldwide Field Operations for OnDisplay, Inc. from 1996, through its initial public offering in 1999 and eventual sale to Vignette Corporation in 2000. Prior to OnDisplay, Mr. Sermet was Vice-President and General Manager for the western half of the US and Canada for Dun and Bradstreet Software, Inc.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services from our independent auditor. Those procedures are attached at Appendix “B”.

Compensation Committee

The Compensation Committee is appointed by the Board of Directors to discharge the Board of Directors’ duties and responsibilities relating to the compensation of our CEO and other members of management, as well as to review the human resource policies and practices that cover our employees. The Compensation Committee is currently composed of three outside and independent directors: Mr. Olivier Sermet (Chair); Mr. David Beatson and Dr. Stephen Watt.

Corporate Governance Committee

The primary function of the Corporate Governance Committee is to assist the Board of Directors in fulfilling its corporate governance oversight responsibilities. The Corporate Governance Committee is currently composed of three outside directors: Dr. Stephen Watt (Chair), Mr. Ian Giffen, and Mr. Chris Hewat, of whom Dr. Stephen Watt and Mr. Ian Giffen are considered independent.

Nominating Committee

The Nominating Committee’s primary responsibility is to assist the Board of Directors in identifying, recruiting and nominating suitable candidates to serve on the Board of Directors. The Nominating Committee is currently composed of three outside independent directors: Mr. Ian Giffen (Chair), Mr. Olivier Sermet, and Dr. Stephen Watt.

7.3	Certain Relationships and Related Transactions

Blake, Cassels & Graydon LLP (“Blakes”), in which Mr. Hewat, a member of the board of directors, is a partner, provided legal services to us during fiscal 2005, fiscal 2006 and fiscal 2007 and has been and is expected to continue to provide legal services to us in fiscal 2008. For fiscal 2007, we incurred fees of CAD $449,382 for legal services rendered by Blakes.

ITEM 8	EXTERNAL AUDITOR

Our external auditor is Deloitte & Touche LLP. Deloitte & Touche LLP has been our external auditor since the fiscal year ended January 31, 1997. Deloitte & Touche LLP has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. Deloitte & Touche LLP has also confirmed that it is independent with respect to the Company within the meaning of the Securities Exchange Act of 1934 and the rules thereunder administered by the United States Securities and Exchange Commission and the requirements of the Independence Standards Board.

The following table sets forth the approximate fees we have incurred in using the services of Deloitte & Touche LLP in respect of the applicable fiscal years noted (all amounts in table are in US dollars – amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

Fiscal Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
January 31, 2007	$427,256	$116,279	$59,118	$0	$602,653
January 31, 2006	$300,300	$20,500	$215,100	$0	$535,900

ITEM 9	LEGAL PROCEEDINGS

The Company and its subsidiaries are subject to a variety of claims and suits that arise from time to time in the ordinary course of our business and are typical in our industry. The consequences of these matters are not presently determinable but, in the opinion of management, the ultimate liability is not expected to have a material effect on our annual results of operations, financial position or capital resources. None of these proceedings involves a claim for damages, exclusive of interest and costs, that exceeds 10% of our current assets.

ITEM 10	ADDITIONAL INFORMATION

Additional information about us is available at our website at www.descartes.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our management information circular dated April 3, 2006 for our annual and special meeting of shareholders held on May 3, 2006. Additional financial information is provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, the notes thereto and the report of our external auditors thereon contained in our Annual Report to the Shareholders for the year ended January 31, 2007 in respect of US GAAP.

APPENDIX A

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR

THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

1. PURPOSE

1.

The primary functions of the Audit Committee are to oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company’s compliance with Applicable Requirements (as defined below); selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Company’s financial management.

2. MEMBERSHIP AND ORGANIZATION

1.

Composition — The Audit Committee shall consist of not less than three independent members of the Board. At the invitation of the Audit Committee, members of the Company’s management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.

2.

Appointment and Removal of Audit Committee Members — Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member's term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

3.

Chair — At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee's compliance with this mandate, work with management to develop the Audit Committee's annual work-plan and provide reports of the Audit Committee to the Board.

4.

Independence — Each member of the Audit Committee shall meet the requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”) related to independence and audit committee composition.

5.

Financial Literacy — At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement and not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three years. At least one member of the Audit Committee shall have past employment experience in financing or accounting, requisite professional certificate in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Further, at least one member of the Audit Committee shall qualify as an “audit committee financial expert” (as such term is defined under the Securities and Exchange Commission’s rules).

3. MEETINGS

1.

Meetings — The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

2.

Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

3.	Quorum — A majority of the members of the Audit Committee shall constitute a quorum.

4.

Access to Management and Outside Advisors — The Audit Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the auditor, the Chief Financial Officer or the Chief Executive Officer. The Audit Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

5.	Meetings Without Management — The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4. FUNCTIONS AND RESPONSIBILITIES

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Applicable Requirements.

1.	Financial Reports

a.

General — The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

b.

Review of Annual Financial Reports — The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors' report thereon and the related management's discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

c.

Review of Interim Financial Reports — The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

d.	Review Considerations — In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

i.	meet with management and the auditors to discuss the financial statements and MD&A;

ii.	review the disclosures in the financial statements;

iii.	review the audit report or review report prepared by the auditors;

iv.	discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

v.	review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

vi.	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

vii.	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

viii.	review management's report on the effectiveness of internal controls over financial reporting;

ix.	review the factors identified by management as factors that may affect future financial results;

x.	review results of the Company’s audit committee hotline program; and

xi.

review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

e.

Approval of Other Financial Disclosures — The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts rating agencies or otherwise publicly disseminated.

2.	Auditors

a.

General — The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

b.

Appointment and Compensation — The Audit Committee shall review and, if advisable, select and recommend for shareholder approval the appointment of, the auditors. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditor’s audit plan.

c.	Resolution of Disagreements — The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

d.	Discussions with Auditor — At least annually, the Audit Committee shall discuss with the auditor such matters as are required by applicable auditing standards to be discussed by the auditor with the audit committee, including the matters required to be discussed by Statement on Auditing Standards 61, as it may be modified or supplemented.

e.

Audit Plan — At least annually, the Audit Committee shall review a summary of the auditors' annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

f.	Quarterly Review Report — The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

g.

Independence of Auditors — At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

h.

Evaluation and Rotation of Lead Partner — At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors. The Audit Committee shall obtain a report from the auditors annually verifying that the lead partner of the auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

i.

Requirement for Pre-Approval of Non-Audit Services — The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements, and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

j.

Approval of Hiring Policies — The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

3.	Internal Controls

a.	General — The Audit Committee shall review the Company’s system of internal controls.

b.

Establishment, Review and Approval — The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

i.

the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

ii.	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

iii.	any material issues raised by any inquiry or investigation by the Company’s regulators;

iv.

the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

v.

any related significant issues and recommendations of the auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

4.

Compliance with Legal and Regulatory Requirements — The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management's evaluation of and representations relating to compliance with specific Applicable Requirements, and management's plans to remediate any deficiencies identified.

5.

Audit Committee Hotline Procedures — The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

6.	Audit Committee Disclosure — The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

7.	Delegation — The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. REPORTING TO THE BOARD

1.

The Chair shall report to the Board, as required by Applicable Requirements or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee's recommendation to the Board for its approval.

6. GENERAL

1.

The Audit Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Audit Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

7. CURRENCY OF THE AUDIT COMMITTEE CHARTER

This charter was last amended and approved by the Audit Committee on March 3, 2006.

APPENDIX B

PRE-APPROVAL POLICY AND PROCEDURE FOR ENGAGEMENTS OF THE INDEPENDENT AUDITOR

The responsibilities of the Company’s audit committee are set out in the Company’s Audit Committee Charter, which responsibilities include pre-approving audit and non-audit services provided by the independent auditors in order to ensure the services do not impair the auditors' independence. Applicable securities commissions and accounting standards boards have issued rules specifying the permissible services independent auditors may provide to audit clients, as well as the pre-approval of fees. Accordingly, the Company’s Audit Committee has adopted the following Pre-Approval Policy and Procedure.

Under the Audit Committee's approach, an annual program of work will be approved each year for the following categories of services: Audit, Audit-Related, and Tax. Each engagement or category of service will be presented in appropriate detail by business function and geographic area to provide the Audit Committee sufficient understanding of the services provided. Additional engagements may be brought forward from time to time for pre-approval by the Audit Committee.

The Audit Committee will consider whether any service to be obtained from the independent auditors is consistent with applicable rules on auditor independence. Also, the Audit Committee will consider the level of Audit and Audit-Related fees in relation to all other fees paid to the independent auditors, and will review such level each year. In carrying out this responsibility, the Audit Committee may obtain input from Company management on the general level of fees, and the process for determining and reporting fees from the numerous locations where the Company operates and the independent auditors provide services.

The term of any pre-approval applies to the Company’s financial year. Thus, Audit fees for the financial year may include work performed after the close of the calendar year. The pre-approval for Audit-Related and Tax fees is on a calendar-year basis. Unused pre-approval amounts will not be carried forward to the next financial year. Pre-approvals will apply to engagements within a category of service, and cannot be transferred between categories. If fees might otherwise exceed pre-approved amounts for any category of permissible services, then time will be scheduled so that incremental amounts can be reviewed and pre-approved prior to commitment.

Audit Services

Audit services include the annual financial statement audit engagement (including required quarterly reviews), affiliate and subsidiary statutory audits, and other procedures required to be performed by the independent auditors to render an opinion on the Company’s consolidated financial statements. Audit services also include information systems reviews, tests performed on the system of internal controls, and other procedures necessary to support the independent auditors' attestation of management's report on internal controls for financial reporting consistent with applicable securities legislation, as applicable.

The independent auditors are responsible for cost-effectively providing audit services and confirming that audit services are not undertaken prior to review and pre-approval by the Audit Committee. The independent auditors and Company management will jointly manage a process for collecting and reporting Audit fees billed by the independent auditors to Company each year.

Audit-Related Services

Audit-Related services include services that are reasonably related to the review of the Company’s financial statements. These services include benefit plan and joint venture audits, attestation procedures related to cost certifications and government compliance, consultations on accounting issues, and due diligence procedures. Each year the Audit Committee will review the proposed services to ensure the independence of the independent auditors is not impaired.

Pre-approval will occur each year coincident with pre-approval of Audit services. Company management will monitor the engagement of the independent auditors for Audit-Related services using designated process owners. This process will help provide assurance that the aggregate dollar amount of services obtained does not exceed pre-approval amounts at any time, and that new engagements not initially identified are pre-approved prior to commitment.

Tax Services

The Audit Committee concurs that the independent auditors may provide certain Tax services without impairing independence. These services include preparing local tax filings and related tax services, tax planning, preparing individual employee expatriate tax returns, and other services permitted by applicable securities regulations. The Audit Committee will not permit engaging the independent auditors (1) in connection with a transaction, the sole purpose of which may be impermissible tax avoidance, or (2) for any tax services that may be prohibited by applicable securities rules now or in the future. Company management will monitor the engagement of the independent auditors or other firms for such Tax services to help provide assurance that aggregate dollar amounts of services obtained from the independent auditors do not exceed pre-approval amounts at any time.

All Other Services

The Company does not envision obtaining other services from the independent auditors, except for the Audit, Audit-Related, and Tax services described previously. If permissible other services are requested by the Company, each engagement must be pre-approved by the Audit Committee. Such requests should be supported by endorsement of the Chief Financial Officer prior to review with the Audit Committee.

Prohibited Services

Current securities regulations specify that independent auditors may not provide the following prohibited services: Bookkeeping, Financial Information Systems Design and Implementation, Appraisals or Valuation (other than Tax), Fairness Opinions, Actuarial Services, Internal Audit Outsourcing, Management Functions, Human Resources such as Executive Recruiting, Broker-Dealer Services, Legal Services, or Expert Services such as providing expert testimony or opinions where the purpose of the engagement is to advocate the client's position in an adversarial proceeding. Company personnel may not under any circumstances engage the independent auditors for prohibited services. Potential engagements not clearly permissible should be referred to the Chief Financial Officer.

Delegation

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the independent auditor.